

Mail Stop 3233

October 14, 2015

Via Email
William H. Schafer
Chief Financial Officer
QTS Realty Trust, Inc.
12851 Foster Street
Overland Park, KS 66213

Re: **QTS Realty Trust, Inc.**
Form 10-K for the year ended December 31, 2014
Filed February 23, 2015
File No. 001-36109

Form 8-K/A
Filed June 5, 2015
File No. 001-36109

Form 10-Q for the quarterly period ended June 30, 2015
Filed August 7, 2015
File No. 001-36109

Dear Mr. Schafer:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief
Office of Real Estate and
Commodities